Independent Auditor's Report

To the Board of Directors of
Valley Forge Fund, Inc.

We have examined management's assertion about Valley Forge Fund, Inc.'s compli-ance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 15, 2001 included in the accompanying Management Statement regarding compliance with Certain Provis-ions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the Ameri-can Institute of Certified Public Accountants and, accordingly, included examin-ing, on a test basis, evidence about the Company's compliance with those re-quirements and performing such other procedures as we considered necessary in the circumstance. Included among our procedures were the following tests per-formed as of November 15, 2001, and with respect to agreement of security pur-chases and sales, for the period from October 4, 2001 (the date of last examina-tion) through November 15, 2001:

* Count and inspection of all securities located in the vault of Commerce Bank in Valley Forge, PA without prior notice to management;

* Confirmation of all securities held by Best Vest Investment Brokerage Services and Bear Stearns Co. Inc. in book entry form;

* Reconciliation of all such securities to the books and records of the Company and Commerce Bank, Best Vest Investment Brokerage Services and Bear Stearns Securities Co. Inc.;

* Agreement of four security purchases and two security sales or maturities since the last report from the books and records of the Company to broker con-firmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Valley Forge Fund, Inc. was in com-pliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 15, 2001 with respect to securi-ties reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Valley Forge Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.





                                                         /s/ SANVILLE & COMPANY
                                                       Certified Public Accounts

Abington, Pennsylvania
November 19, 2001